Mail Stop 4561

November 13, 2009

Mr. T. Robert MacLean, Chief Executive Officer
Points International Ltd.
800-179 John Street
Toronto, Ontario, Canada M5T 1X4

      Re: Points International Ltd.
             Form 20-F for the Fiscal Year Ended December 31, 2008
             Filed June 30, 2009
             File No. 000-51509

Dear Mr. MacLean

      We have reviewed your response letter dated August 27, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 20, 2009

Form 20-F for Fiscal Year Ended December 31, 2008

D. Risk Factors, page 3

"Dependence on Loyalty Program Partners," page 4

1.   In response to our prior comment 4 you state that you provide multiple products to the two loyalty program partners under multiple independent contracts entered into in the ordinary course of business and that your business is not substantially dependent on any one of them. Please more fully explain the factual basis upon which this conclusion was based. In your response, please be specific in describing the contracts that were the source of revenues received from each of the two principal customers during the most recently completed fiscal year. Briefly describe the rights and obligations of the parties under each such agreement and tell us the percentage of your revenues for the most recent year

obtained as a result of performance under each such contract. We are aware from your public disclosures that Delta contributed approximately 60% of you revenues for 2008, but the contribution of any specific contract in that flow of revenues remains unclear.

2.   Please also tell us the name of the other loyalty program partner you reference in your disclosure, and discuss how your products are provided to it, and whether you are substantially dependent on any one contract to provide loyalty program product(s).

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Any responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Kevin Dougherty, Attorney-Advisor, at (202)-551-3271 with any questions or concerns. If you need further assistance, you may contact me at (202) 551-3462

Sincerely,

Mark P. Shuman
Branch Chief-Legal